Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Crestwood Equity Partners LP for the registration of its common units representing its limited partner interests and to the incorporation by reference therein of our reports dated February 24, 2023, with respect to the consolidated financial statements of Crestwood Equity Partners LP, and the effectiveness of internal control over financial reporting of Crestwood Equity Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
April 4, 2023